06006353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED MAR 29 2006 Wash, D.C. 160

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WoodRock Securties, L. P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite #600

(No. and Street)

Houston	**Texas**	**77027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Dennis, III **713-654-0912**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY Mann Frankfort Stein & Lipp CPAs, LLP

(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Dennis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WoodRock Securities, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA G. SMITH
MY COMMISSION EXPIRES
January 25, 2010

John P. Dennis III
Signature

Managing Partner
Title

Sandra G Smith
Notary Public

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

WOODROCK SECURITIES, L.P.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Partners
WoodRock Securities, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of WoodRock Securities, L.P. as of December 31, 2005, and the related statements of operations, partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note C to the financial statements, the Partnership had certain transactions and relationships with an affiliate. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WoodRock Securities, L.P. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included in Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
March 21, 2006

WOODROCK SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash	$	6,992
Prepaid expenses		1,230
TOTAL ASSETS	$	8,222
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES	$	-
PARTNERS' CAPITAL		8,222
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	8,222

See notes to financial statements.

WOODROCK SECURITIES, L.P.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES		
Interest income	$	8
EXPENSES		
Consulting fees		34,074
Management fees		10,500
Professional fees		7,500
Registration and regulatory fees		5,190
TOTAL EXPENSES		57,264
NET LOSS	$	(57,256)

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WOODROCK SECURITIES, L.P.
STATEMENT OF PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

Balance at January 1, 2005	$	6,795
Partners' contributions		58,683
Net loss		(57,256)
Balance at December 31, 2005	$	8,222

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WOODROCK SECURITIES, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(57,256)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add: Consulting, management and other fees		46,183
		(11,073)
Changes in operating assets and liabilities:		
Prepaid expenses		(1,230)
Other current liabilities		(2,244)
NET CASH USED IN OPERATING ACTIVITIES		(14,547)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' contributions		12,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		12,500
NET DECREASE IN CASH		(2,047)
CASH, beginning of year		9,039
CASH, end of year	$	6,992
SUPPLEMENTARY NON-CASH INFORMATION		
Consulting, management and other fees contributed to capital	$	46,183

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - NATURE OF OPERATIONS

WoodRock Securities, L.P. ("WoodRock"), a Texas limited partnership, was formed in October 2003. It obtained approval by the NASD as a limited broker-dealer in May 2005. WoodRock operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A") and private placements. WoodRock does not underwrite securities or participate in the brokerage of publicly traded securities. At December 31, 2005, it was registered as a limited broker-dealer in Texas, Florida and Georgia.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue and Expenses: Revenues from operations are recognized in the period the services are provided or upon closing of an M&A transaction. Expenses are recorded as incurred.

Income Taxes: The net income or loss of WoodRock flows through to its partners. Accordingly, no federal income taxes are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE C - RELATED PARTY TRANSACTIONS

WoodRock, LLC, the limited partner, provides certain management and back office services and furnishes certain office space and equipment to WoodRock for a base fee of $1,500 per month. The agreement is reviewed on, at least, an annual basis and can be terminated by either party. During 2005, WoodRock was charged $10,500 pursuant to this agreement. In addition, WoodRock, LLC paid expenses on behalf of WoodRock amounting to $46,183 for various expenses. Such transactions have been treated as capital contributions. WoodRock, LLC has the intention of supporting the operations of WoodRock on an as-needed basis.

NOTE D - NET CAPITAL REQUIREMENTS

WoodRock is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, WoodRock had net capital of $6,992, which was $1,992 in excess of its required net capital of $5,000. WoodRock had no aggregate indebtedness at December 31, 2005.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

WOODROCK SECURITIES, L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2005

NET CAPITAL		
Total partners' capital	$	8,222
Deduction for non-allowable assets:		
Prepaid expenses		1,230
Net capital before haircuts on securities positions		6,992
Haircuts on securities		-
Net capital		6,992
Minimum net capital requirement (greater of $5,000 or 1/15th of aggregate indebtedness)		5,000
Net capital in excess of minimum requirement	$	1,992
AGGREGATE INDEBTEDNESS	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

NOTE: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in WoodRock's unaudited December 31, 2005 Part IIA FOCUS filing (as amended).

See Independent Auditors' Report.

WOODROCK SECURITIES, L.P.
SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM SEC RULE 15c3-3
DECEMBER 31, 2005

WoodRock is exempt from the possession, control and reserve requirements pursuant to paragraph k(2)(i) of SEC Rule 15c3-3.

See Independent Auditors' Report.

WOODROCK SECURITIES, L.P.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2005

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Partners
WoodRock Securities, L.P.

In planning and performing our audit of the financial statements and supplementary schedules of WoodRock Securities, L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
March 21, 2006